SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50020

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-05 (MM/DD/YY) AND ENDING 12-31-05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aura Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Beacon Parkway West Ste. 950
(No. and Street)

Birmingham (City) Alabama (State) 35209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Loyd G. King 205-822-2872
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Barfield, Murphy, Shank & Smith, PC
(Name – *if individual, state last, first, middle name*)

1121 Riverchase Office Road (Address) Birmingham (City) AL (State) 35244 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Loyd G. King, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aura Financial Services, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Fin Op 2-27-06

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AURA FINANCIAL SERVICES, INC.

Financial Statements
And Supplementary Schedules

December 31, 2005

BARFIELD MURPHY SHANK & SMITH PC
CERTIFIED PUBLIC ACCOUNTANTS

TABLE OF CONTENTS

Page

INDEPENDENT AUDITORS' REPORT 3

FINANCIAL STATEMENTS

Statement of Financial Condition 4

Statement of Income 5

Statement of Stockholders' Equity 6

Statement of Cash Flows 7

Notes to Financial Statements 8

SUPPLEMENTARY SCHEDULES

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 13

Reconciliation of Computation of Net Capital Under Rule 17a-5(d)(4) of the Securities and Exchange Commission 14

Information Pursuant to the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Exemptive Provision) 15

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL 16

BARFIELD MURPHY SHANK & SMITH PC
CERTIFIED PUBLIC ACCOUNTANTS
1121 Riverchase Office Road
Birmingham, Alabama 35244
205-982-5500
Fax 205-982-5501
www.bmss.com

Keith M. Barfield, CPA
Donald W. Murphy, Jr., CPA
John P. Shank, CPA
Steven N. Smith, CPA
Dianne L. Hart, CPA
Myra S. Roberts, CPA
A. Jackson Knight, CPA
David R. King
Derrel G. Curry, CPA

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Aura Financial Services, Inc.
Birmingham, Alabama

We have audited the accompanying statement of financial condition of Aura Financial Services, Inc. as of December 31, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aura Financial Services, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 13-15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Barfield, Murphy, Shank & Smith, P.C.

Birmingham, Alabama
February 3, 2006

AURA FINANCIAL SERVICES, INC.
Statement of Financial Condition
December 31, 2005

Assets

Current assets	
Cash and cash equivalents	$ 176,916
Investments - certificates of deposit	47,306
Investments - NASD	3,300
Receivable from broker-dealers and clearing organizations	1,019,990
Income tax receivable	67,788
Prepaid expenses and other current assets	2,810
	1,318,110
Security deposit	25,096
	$ 1,343,206

Current liabilities	
Accounts payable	$ 214,558
Management fee payable	30,000
Accrued salaries and commission	701,448
Payable to broker-dealers and clearing organizations	91,532
Accrued litigation	39,750
	1,077,288
Stockholders' equity	
Class A common stock, $.01 par value; 50,000 shares authorized; 5,000 shares issued	50
Class B common stock, $.01 par value; 100,000 shares authorized; 58,628 shares issued	586
Additional paid-in capital	204,022
Treasury stock, at cost, 52,160 shares	(185,747)
Retained earnings	247,007
	265,918
	$ 1,343,206

See notes to financial statements

BARFIELD MURPHY SHANK & SMITH PC
CERTIFIED PUBLIC ACCOUNTANTS

AURA FINANCIAL SERVICES, INC.
Statement of Income
Year ended December 31, 2005

Sales	
Listed securities	$ 2,463,446
OTC securities	6,816,099
Mutual funds	604,471
Variable annuities	397,326
Options	392,124
Miscellaneous	106,378
	10,779,844
Cost of sales	
Commissions	6,357,209
Clearing charges	701,249
	7,058,458
Gross profit	3,721,386
Interest income	523,569
	4,244,955
Operating expenses	
Salary and employee benefits	3,373,371
General and administrative	833,217
Rent	138,000
Data information systems	133,770
Professional fees	104,868
Postage	92,514
Licenses	90,259
Other	97,003
	4,863,002
Loss from operations	(618,047)
Other income	
Postage reimbursement	643,337
Income before income taxes	25,290
Income taxes	4,993
Net income	$ 20,297

See notes to financial statements

BARFIELD MURPHY SHANK & SMITH PC
CERTIFIED PUBLIC ACCOUNTANTS

AURA FINANCIAL SERVICES, INC.
Statement of Stockholders' Equity
Year ended December 31, 2005

	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Total
Balance, December 31, 2004	$ 636	$ 204,022	$ (83,251)	$ 226,710	$ 348,117
Purchase of treasury stock	-	-	(102,496)	-	(102,496)
Net income	-	-	-	20,297	20,297
Balance, December 31, 2005	$ 636	$ 204,022	$ (185,747)	$ 247,007	$ 265,918

See notes to financial statements

BARFIELD MURPHY SHANK & SMITH PC
CERTIFIED PUBLIC ACCOUNTANTS

AURA FINANCIAL SERVICES, INC.
Statement of Cash Flows
Year ended December 31, 2005

Operating activities	
Net income	$ 20,297
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in operating assets and liabilities:	
Receivable from broker-dealers and clearing organizations	(138,438)
Prepaid expenses and other current assets	167
Security deposit	(28)
Accounts payable	214,558
Management fee payable	30,000
Accrued salaries and commission	54,003
Payable to broker-dealers and clearing organizations	29,439
Accrued litigation	39,750
Accrued income taxes	(123,503)
Net cash provided by operating activities	126,245
Financing activities	
Purchase of treasury stock	(102,496)
Net cash used in financing activities	(102,496)
Net increase in cash and cash equivalents	23,749
Cash and cash equivalents - beginning of year	153,167
Cash and cash equivalents - end of year	$ 176,916

See notes to financial statements

BARFIELD MURPHY SHANK & SMITH PC
CERTIFIED PUBLIC ACCOUNTANTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Aura Financial Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company derives the majority of its revenue from commissions associated with the trading of securities, mutual funds, annuities, and other various financial instruments. The Company is an Alabama corporation with offices in Alabama, Florida, and New York.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Cash and Cash Equivalents

The Company considers all investments with an original maturity of three months or less to be cash and cash equivalents.

The Company maintains cash depository accounts which, at times, may exceed federally insured limits. These amounts represent actual account balances held by financial institutions at the end of the period, and unlike the balance reported in the financial statements, the account balances do not reflect timing delays inherent in reconciling items such as outstanding checks and deposits in transit. The Company has not experienced any losses in such accounts.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by the Company.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Receivables

Receivables are carried at their estimated collectible amounts. Accounts are considered past due based on their contractual terms. Receivables are periodically evaluated for collectibility based on past credit history with customers and their current financial condition. The Company closely monitors outstanding balances and writes off all balances that are deemed uncollectible. Therefore, no allowance is deemed necessary.

Commissions

Commissions and related clearing expenses are recorded on a monthly basis as the securities transactions occur.

Income Taxes

The differences between the income tax expense reflected in the financial statements and income taxes calculated at federal statutory income tax rates consists primarily of state income taxes, net of federal tax benefit.

Advertising Costs

The Company expenses advertising cost as incurred. Advertising costs were $7,310 for the year ended December 31, 2005.

NOTE 2 - RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

The following is a summary of receivables from and payables to broker-dealers and clearing organizations at December 31, 2005:

	Receivable	Payable
Clearing organizations	$ 994,495	$ 72,380
Mutual fund companies	25,495	19,152
	$ 1,019,990	$ 91,532

The balances shown as receivable represent commission, interest, and postage reimbursement income receivable. The balances shown as payable represent estimated clearing and related charges.

NOTE 3 - COMMON STOCK

The Company has two classes of common stock issued at December 31, 2005. The holders of Class A common stock have exclusive voting power with respect to all elections of directors of the Company and in respect to all other matters as to which vote or consent of the shareholders of the Company is required to be taken. The holders of Class B common stock have no voting rights in any matters affecting the Company, except as may otherwise be expressly required by law. The holders of Class A and Class B common stock share equally and have equal rights with respect to entitlement to dividends, rights to receive distribution upon liquidation, dissolution or winding up of the affairs of the Company.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

The Company is a party to various lawsuits incidental to its securities business and has recognized a contingent liability for the settlement of these lawsuits of $39,750 at December 31, 2005. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various lawsuits will not result in any additional material adverse effect on the Company's financial condition. However, litigation is subject to inherent uncertainties. Were an unfavorable ruling to occur, there exists the possibility of a material adverse impact on the results of operations for the period in which the ruling occurs.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities with counterparties, primarily broker-dealers, banks, and other financial institutions. Currently, substantially all of the Company's securities transactions are cleared through one broker-dealer. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company contracted with Aura Holdings, Inc. to perform administrative and accounting services during the year and to provide payroll services for its employees. The president of the Company is a major stockholder in Aura Holdings, Inc. The amount paid for these services in 2005 was $1,852,000, of which $30,000 was payable as of December 31, 2005.

AURA FINANCIAL SERVICES, INC.
Notes to Financial Statements
December 31, 2005
(Continued)

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital. The Company is prohibited from engaging in any security transactions at a time when its "aggregate indebtedness" exceeds fifteen times its "net capital" as those terms are defined by SEC rule 15c3-1. The SEC may also require a member organization to reduce its business if its net capital ratio (aggregate indebtedness divided by net capital) exceeds 12 to 1, and may prohibit expansion of its business if the ratio exceeds 10 to 1. The SEC requires that a minimum of $50,000 net capital be maintained at all times. At December 31, 2005, the Company had net capital of $260,120, which was $188,308 in excess of its required net capital of $71,812. The Company's ratio of aggregate indebtedness to net capital was 4.14 to 1.00.

NOTE 7 - SUPPLEMENTAL CASH FLOW DISCLOSURES

Cash paid for income taxes was $128,496 for the year ended December 31, 2005.

SUPPLEMENTARY SCHEDULES

AURA FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2005

Net capital	
Total stockholder's equity from statement of financial condition	$ 265,918
Deduct stockholders equity not allowable for net capital	-
Total stockholder's equity qualified for net capital	265,918
Additions	-
Deductions and/or charges	
Nonallowable assets:	
Prepaid insurance	2,498
Investment-NASD	3,300
	5,798
Net capital before haircuts on securities positions	260,120
Haircuts on securities	
Certificates of deposit	-
Net capital	260,120
Aggregate indebtedness	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	1,077,288
Total aggregate indebtedness	1,077,288
Computation of minimum net capital requirement	
Minimum net capital required (6-2/3% of aggregate indebtedness)	71,812
Minimum dollar net capital requirement	50,000
Net capital requirement (greater of above)	71,812
Excess net capital at 1,000% (net capital - 10% of aggregate indebtedness)	$ 152,391
Ratio: Aggregate indebtedness to net capital	4.14

AURA FINANCIAL SERVICES, INC.
Reconciliation of Computation of Net Capital
Under Rule 17a-5(d)(4) of the Securities and Exchange Commission
December 31, 2005

There were no material differences in the aggregate amount or in individual amounts between net capital as computed and reported in the preceding supplementary information and net capital computed and reported in the Company's corresponding unaudited Form X-17A-5, Part IIA, filed as of December 31, 2005.

AURA FINANCIAL SERVICES, INC.
Information Pursuant to the Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
(Exemptive Provision)
December 31, 2005

Rule 15c3-3 of the Securities and Exchange Commission requires the maintenance of reserves with respect to customers' cash and cash realized through the utilization of customers' securities. The Company has claimed an exemption under section (k)(2)(ii) as all customer transactions cleared through another broker-dealer on a fully disclosed basis.

BARFIELD
MURPHY
SHANK &
SMITH PC
CERTIFIED PUBLIC ACCOUNTANTS
1121 Riverchase Office Road
Birmingham, Alabama 35244
205-982-5500
Fax 205-982-5501
www.bmss.com

Keith M. Barfield, CPA
Donald W. Murphy, Jr., CPA
John P. Shank, CPA
Steven N. Smith, CPA
Dianne L. Hart, CPA
Myra S. Roberts, CPA
A. Jackson Knight, CPA
David R. King
Derrel G. Curry, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
Aura Financial Services, Inc.
Birmingham, Alabama

In planning and performing our audit of the financial statements and supplementary schedules of Aura Financial Services, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

As required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the

objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Barfield, Murphy, Shank & Smith, P.C.

Birmingham, Alabama
February 3, 2006